UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 24 February, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	24th February 2011

AIB - Transfer of business from Anglo Irish Bank

The Board of Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] announces the immediate transfer of certain deposits and senior NAMA bonds from Anglo Irish Bank to AIB.  The Board also announces the transfer of Anglo Irish Bank Corporation (International) PLC in the Isle of Man ("IOM") to AIB by way of a share sale.

The Board has agreed this transaction with the NTMA, which facilitates the transfer order made today by the High Court.  The transfer order is the subject of a separate announcement made earlier today by the Department of Finance.

The transfer represents a significant and positive step to improve AIB's liquidity and to reduce its loan to deposit ratio.

The key elements of the transfer are:
• Receipt of c. €7.1 bn deposits in Ireland and the UK
• Purchase of Senior NAMA Bonds with a nominal value of €12.2 bn (at 98.5%, for €12 bn)
• Purchase of 100% of IOM for €0.2 bn (this company has customer deposits of c. €1.5bn)
• Cash payment by AIB of €3.5 bn

The geographic profile of the total deposits transferring to AIB is as follows:
€bn
Ireland	c. 5.2
UK	c. 1.9
IOM	c. 1.5
Total	c. 8.6

We welcome the c. 120,000 customers and c. 210 staff transferring to AIB and are working to ensure that any disruption for both will be minimal.

Deposits have been transferred in a seamless manner to AIB with no immediate operational impact on customers.  Depositors continue to have full access to their funds in the same way as heretofore.

The position of depositors remains secure and AIB will maintain the original Anglo Irish Bank deposit terms and conditions.  Transferred deposits also continue to receive protection under the various guarantee schemes that are already in place. Irish deposits are covered under the Deposit Guarantee Scheme in respect of amounts up to €100,000 per depositor, per institution and the Eligible Liabilities Scheme ("ELG") in respect of amounts over €100,000. UK deposits will retain the protection of the ELG and will be covered under the terms of the UK Financial Services Compensation Scheme. This provides eligible customers a guarantee of up to a maximum of £85,000 of their total deposits held in AIB (UK) plc. IOM deposits will also retain the protection of the ELG and the IOM company will continue to be a participant in the Isle of Man Depositors' Compensation Scheme as set out in the Depositors' Compensation Regulations 2010.

In addition to the immediate positive benefits arising, this transfer represents a significant business development opportunity for AIB. We will take a positive approach to retaining and developing the customer businesses we are acquiring. The transfer introduces new deposit distribution capability to AIB including broker, post and telephone channels.

In the coming days we will write to customers who have transferred to AIB.  In the meantime, we have included at the end of this announcement, a document which answers what we anticipate will be frequently asked customer questions. This document also includes the telephone numbers of helplines which are available to customers should they have any further queries.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Customer Questions & Answers

No	Question	Answer
1.	What has happened?
AIB has agreed with the National Treasury Management Agency (NTMA) in Ireland that deposits, NAMA bonds and the ownership of the Anglo Irish Bank Corporation (International) PLC in the Isle of Man will transfer to AIB with immediate effect.

This agreement facilitates the transfer order made today by the High Court in Ireland.

The amount of deposits transferring to AIB is c.€8.5bn and the amount of NAMA bonds have a nominal value of c.€12.2bn.

New customers join AIB following the order being granted by the High Court on Thursday 24th February 2011.

2.	Why is it happening?
This transfer is happening following a decision by the NTMA upon completion of a selection process.

Please refer to the Irish Department of Finance's website - www.finance.gov.ie - for the Minister's statement in relation to the transfer.

3.	Are my deposits safe?
The position of depositors remains fully secure and AIB will maintain the original Anglo Irish Bank deposit terms and conditions.

Transferred deposits also continue to receive protection under the various guarantee schemes that are already in place. Irish deposits are covered under the Deposit Guarantee Scheme in respect of amounts up to €100,000 per depositor, per institution, and the Eligible Liabilities Scheme ("ELG") in respect of amounts over €100,000.

UK Deposits will retain the protection of the ELG and will now be covered under the terms of the UK Financial Services Compensation Scheme. This provides eligible customers a guarantee of up to a maximum of £85,000 of their total deposits held in AIB Group (UK) plc.

Isle of Man deposits will retain the protection of the ELG and the Isle of Man company will continue to be a participant in the Isle of Man Depositors' Compensation Scheme as set out in the Depositors' Compensation Regulations 2010.

For further information on the ELG please check the ELG Scheme and accompanying rules which are available on the website of the Department of Finance (www.finance.gov.ie).

Details of liabilities guaranteed under the ELG Scheme and other materials are also available on www.ntma.ie. Consumers may also find information regarding the guarantee on deposits on the www.itsyourmoney.ie website which is run by the National Consumer Agency in Ireland.  Further information in relation to the UK Financial Services Compensation Scheme is available on www.fscs.org.uk
.

4.	Who will be impacted?	Today's announcement affects Anglo Irish Bank deposit account customers. Anglo Irish Bank is writing directly to all deposit customers to confirm any impact on them as a result of the transfer order.

5.	How does the transfer affect me?
There is no immediate effect on you.

You may continue to make transactions on your account in the same way as before. Furthermore, the Anglo staff associated with your deposit business have transferred to AIB and can be contacted in the same way as before.

6.	I understand some deposit accounts have not transferred, why is this so?
Anglo Irish Bank sought and was granted approval from the Minister for Finance, under the powers granted to him by the Credit Institutions (Stabilisation) Act 2010, on 24th February 2011, to retain certain deposit accounts. For these deposits, you can continue to operate as normal with the Anglo.

7.	How will I know if my account has moved?
Over the coming days, Anglo Irish Bank will advise you in writing if your account is affected by the transfer order.

Anglo Irish Bank and AIB Bank will endeavour to minimise any inconvenience to you during the transfer process.

8.	If my account has moved what will change?
There is no change on your account.

All of your account details, and terms and conditions, will remain the same and you can continue to operate your deposit account(s) as normal.  In the UK, most deposits will now be covered by the Financial Services Compensation Scheme.

Anglo Irish Bank will provide services to AIB Bank to facilitate this until the operational aspects of the transfer process have been completed.

9.	Will my interest rate be affected?
No. All existing terms and conditions will continue to apply.

If you hold a fixed term account your current interest rate will continue to apply. If your fixed rate is maturing your deposit account(s) will continue to operate as normal. Should you hold a variable rate account your current interest rate will also continue to apply.

10.	How can I access my account?
You can continue to operate your account as you normally would.

Anglo Irish Bank will continue to provide services to AIB in this regard until the operational aspects of the transfer process have been completed, you can:
o  Post us your instructions or
o  Access your account online - AngloConnectonline
o  Telephone (Ireland) 1850 44 22 22 or if calling from outside Republic of Ireland telephone + 353 1 6162494. Telephone lines are open 8am - 8pm GMT Monday to Friday, excluding bank holidays in Ireland. Telephone calls are recorded.
o  Telephone (UK): 0845 455 2222
o  Email - enquiries@angloirishbank.ie

11.	Will my relationship now be managed by different people/from a different location?
No. Former Anglo customers should continue to operate as normal, contacting the same relationship managers using the normal contact details. The Anglo staff associated with your deposit business have transferred to AIB.

12.	As a former Anglo customer, can I now manage my Anglo deposit account through an AIB Branch	No. Former Anglo customers will continue to operate their accounts as normal. Former Anglo products will not be available through AIB branches or channels for sales or service purposes.
13.	As a former Anglo customer, what do I do if I want to invest additional funds in my existing accounts?	You can continue to transact on your account(s) as normal, including adding to your deposit balances. You can contact us using the contact details below.
14.	Who is AIB Group (UK) p.l.c.?
AIB Group (UK) p.l.c. is a wholly owned subsidiary of Allied Irish Banks, p.l.c. (AIB) and is incorporated in the UK. It trades in Britain as Allied Irish Bank (GB) and in Northern Ireland as First Trust Bank, and is authorised and regulated by the Financial Services Authority.

Allied Irish Bank (GB) operates through a network of 31 branches in England, Scotland and Wales.  First Trust Bank operates through 48 branches in Northern Ireland.

15.	Will Anglo customers be able to access their accounts through an Allied Irish Bank (GB)/First Trust Bank branch?
No. Anglo Irish Bank will operate your deposit(s) on behalf of AIB Group (UK) p.l.c. until the operational aspects of the transfer process have been completed. AIB Group (UK) p.l.c will communicate with former Anglo customers once this process has been completed.

16.	Does this mean that AIB will be taking over the loan book of Anglo?	No. This relates only to the deposit business of Anglo Irish Bank and its company in the Isle of Man.

Customer help line details for further information

Anglo Irish Bank Deposit Account Customers in Ireland                         1850 442222
Lines open Monday to Friday 8.00am to 8.00pm
Saturday 26th February open from 9.00am to 5.00pm
Sunday 27th February open from 10.00am to 4.00pm

AIB Customers in Ireland                                                                                0818 300182
Lines open Thursday, 24th February 5.00am-9.00pm
Friday 25th February open from 9.00am to 9.00pm
Saturday, 26th February open from 9.00am to 5.00pm
Sunday 27th February open from 10.00am to 4.00pm

Anglo Irish Bank/AIB Deposit Account Customers in the UK                 0845 4552222
Lines open 8.00am to 8.00pm Monday to Friday

Allied Irish Banks, p.l.c. is regulated by the Central Bank of Ireland
AIB Group (UK) p.l.c. is regulated by the Financial Services Authority
'Anglo' or 'Anglo Irish Bank' refers to Anglo Irish Bank Corporation Limited
'AIB' or 'AIB Bank' refers to Allied Irish Banks, p.l.c. (Irish customers) and to AIB Group (UK) p.l.c. for UK customers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date   24 February, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.